Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET

NEW YORK, N.Y. 10019 - 6150

TELEPHONE:         (212) 403 - 1000

FACSIMILE:       (212) 403 - 2000

GEORGE A. KATZ (1965 - 1989)

JAMES H. FOGELSON (1967 - 1991)

LEONARD M. ROSEN (1965 - 2014)

OF COUNSEL

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

DAVID A. SCHWARTZ

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

November 1, 2016

VIA HAND DELIVERY AND EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cars.com Inc.

Registration Statement on Form 10-12B

Filed September 7, 2016

File No. 001-37869

Dear Ms. Woo:

On behalf of our client, Cars.com Inc. (the “Company,” “we” or “our”), a Delaware corporation, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 4, 2016, with respect to the Company’s Registration Statement on Form 10 (File No. 001-37869) (the “Registration Statement”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on September 7, 2016.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Exhibit 99.1 – Information Statement

General

1.	Where appropriate, please disclose why you decided to effect the spin off at this time and the relevant factors you considered with regard to timing. Disclose any other strategic alternatives you considered and why these were not pursued. Provide more detail as to how the TEGNA board concluded that the spin-off is in the best interests of the shareholders. To the extent material, discuss the negotiation process regarding the terms and conditions of the separation, including the cash dividend from Cars.com to TEGNA as a condition to the transaction.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 43 and 44.

2.	With respect to every third-party statement in your prospectus, such as the information provided by DATALOGIX, eMarketer, Millward Brown and ComScore, please include the dates of any such reports and provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Response: In response to the Staff’s comment, the Company has provided the requested information supplementally in hard-copy form.

Information Statement Summary

Cars.com Inc.

Products and Services, page 9

3.	You state that your website has an “average of approximately 35 million visits each month.” Please disclose the time period over which this average was calculated. Tell us what consideration you gave to disclosing the number of unique visitors for the same time period.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 8, 13, 60 and 64.

4.	Please revise to quantify and provide examples of the increased costs and one-time separation costs associated with the separation.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 18, 44 and 45.

Reasons for the Separation, page 17

5.	In order to provide balanced disclosure, please expand the discussion of the potential negative factors considered in evaluating the separation. Please make corresponding changes on page 43.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 18, 19, 44 and 45.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 66

6.	Please consider expanding your overview to provide a balanced, executive level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating performance. For example, consider discussing the percentage of current customers that purchase the base package subscription compared to those that purchase product enhancements or short-term premium services. As a further example, discuss the factors that led to a decrease in traffic visits in 2016 while your revenue increased. Refer to Section III.A of SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 69 and 70.

7.	Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company’s financial condition. Challenges that should be discussed include the transition from being a part of TEGNA to a publicly traded company, including paying for the associated costs of being a public company.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 70 and 71.

Liquidity and Capital Resources

Additional Information, page 76

8.	In your discussion of the adequacy of liquidity, you indicate that your requirements include investments and strategic acquisitions. Revise to address the restrictions that may limit your pursuit of strategic transactions or other transactions that will be imposed under the tax matters agreement that you will enter into prior to the distribution, as noted in the first risk factor on page 34. Refer to Item 303(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on page 80.

Critical Accounting Policies and Estimates, page 76

9.	Please revise to discuss the estimates and assumptions related to accounting for your share appreciation rights plan. In this regard, you should provide the following disclosures related to the value of common units underlying the stock appreciation rights:

•	The methods used to determine the fair value of the common units and the nature of the material assumptions involved.

•	The extent to which the estimates are considered highly complex and subjective.

•	The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: The Company respectfully advises the Staff that it considered the guidance in FR-60 in selecting policies and estimates for inclusion in the Critical Accounting Policies and Estimate section of the Information Statement. FR-60 defines critical accounting policies as those policies that are “most important to the financial statement presentation (emphasis added) and that require the most difficult, subjective and complex judgments.” FR-60 urges public companies in regards to such accounting policies to explain the likelihood that materially different amounts would be reported (emphasis added) under different conditions or using different assumptions. Based on this guidance, the Company concluded that its accounting policy and estimates with respect to the share appreciation rights are not critical.

As of December 31, 2015, substantially all of the Company’s liabilities related to its share appreciation rights plan were fixed as a result of the sale of Cars.com on October 1, 2014. Therefore, subsequent changes in the fair value of Cars.com will not impact the liability associated with the share appreciation rights. The following table shows the components of the share appreciation rights liability as of December 31, 2015.

In millions
Fixed value	$25.8
Variable value	0.1	(a)

Total share appreciation rights liability	$25.9

(a)	Excludes a compensation component of $0.3 not yet recognized in accordance with Accounting Standard Codification Topic 718 Compensation – Stock Compensation.

The Company respectfully advises the Staff that it believes the $0.4 million variable liability (including the recognized and unrecognized components) is not material to the financial statements. The Company further advises that changes to the estimates used to estimate the variable liability would not likely cause a materially different amount to be reported.

In order to enhance the financial statement footnote disclosure, the Company has updated the following paragraph found in Note 8 to the annual financial statements on page F-28 of the Information Statement:

“On October 1, 2014, as a result of the sale of Cars.com to TEGNA, the vesting of the non-vested rights was accelerated and became immediately vested. The cash settlement of these stock appreciation rights was fixed as of October 1, 2014 at an amount equal to $25.8 million and will be paid in January of each year following the initial three year vesting period following the sale.”

Relationship with TEGNA Following the Separation and Distribution, page 87

10.	Please remove the statement that the summary of each agreement in this registration statement relating to a contract or document filed as an exhibit is qualified in its entirety by reference to the full text of the agreement. If any disclosure in the registration statement is not an accurate representation of such contract or document, please revise accordingly.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on page 91.

11.	Please provide a materially complete description of each of the agreements with TEGNA in connection with the separation. For example, describe the obligations of TEGNA and Cars.com with respect to Cars.com’s entrance into financing arrangements under the separation agreement. As a further example, specifically describe the transition services that TEGNA and its subsidiaries have agreed to provide Cars.com in the transition services agreement and any material financial terms that are associated with those services. The additional disclosure should allow the shareholders to understand the level and extent of the inter-dependency of TEGNA and Cars.com and their reciprocal financial obligations.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on pages 93, 95 and 96.

12.	Please add disclosure regarding your related party transactions. We note your disclosures on pages F-10 and F-30 that Cars.com had “certain commercial agreements” with the parent company in 2014 through 2016. See Item 404 of Regulation S-K.

Response: The “commercial agreement” referred to on pages F-10 and F-30 is an affiliation agreement that Cars.com has with four local television stations owned by TEGNA, which also is referenced on page 91 of the Information Statement.

Item 404 of Regulation S-K requires a registrant to “[d]escribe any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.” (emphasis added). The Company respectfully submits that the affiliation agreement is not required to be described pursuant to Item 404 of Regulation S-K given the related person’s interest and significance of the information to investors in light of all the circumstances. In making this determination, the Company applied the test under Item 404(a) of Regulation S-K and the guidance set forth in SEC Release No. 34-54302A (the “Release”). The Release provides in relevant part that:

“…[A] company must disclose based on whether the related person had or will have a direct or indirect material interest in the transaction. The materiality of any interest will continue to be determined on the basis of the significance of the information to investors in light of all the circumstances. As was the case before adoption of amended Item 404(a), the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors.”

“…[W]hen the amount involved in a transaction exceeds the prescribed threshold ($120,000 under the amended rule we adopt today), a company should evaluate whether the related person has a direct or indirect material interest in the transaction to determine if disclosure is required…. As was the case with Item 404(a) prior to adoption of these amendments, there may be situations where, although the instructions to Item 404(a) do not expressly provide that disclosure is not required, the interest of a related person in a particular transaction is not a direct or indirect material interest. In that case, information regarding such interest and transaction is not required to be disclosed under Item 404(a).”

The Company evaluated the affiliation agreement to determine the materiality of the related person’s interest and the significance of the information to investors in light of all the circumstances, in each case in accordance with Item 404(a) and the guidance set forth in the Release. The aggregate amount paid by TEGNA to the Company under the affiliation agreement represented approximately 0.4% of TEGNA’s expenses, and approximately 1.3% of the Company’s revenues, for the fiscal year ended December 31, 2015. The Company respectfully advises the Staff that it does not believe that the affiliation agreement is required to be described pursuant to Item 404(a) because the interest of the related person in such agreement is not a material interest, and such information would not be significant to investors in light of all of the circumstances.

13.	Please disclose how you will communicate any decisions to abandon, modify or change the terms of the distribution to shareholders.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on page 51.

Description of Cars.com’s Capital Stock

Sales of Unregistered Securities, page 101

14.	Please disclose the nature and aggregate amount of the consideration received by Cars.com in connection with the August 26, 2016 sale of 100 shares of common stock to TEGNA. Refer to Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on page 105.

Notes to Financial Statements

Note 1 – Description of business and basis of presentation

Basis of Presentation – Successor, page F-18

15.	We note that the historical financial statements include allocations of certain TEGNA corporate expenses. Please revise to include an assertion that the allocation method is reasonable. Refer to Question 2 of Staff Accounting Bulletin Topic 1.B.1.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised on page F-6 and F-18.

16.	We note from your disclosure beginning on page 45 that certain equity-based awards granted by TEGNA will be held by employees who will continue to be employed by Cars.com. Please tell us how the compensation expense and related disclosures are reflected in your financial statements. Refer to Staff Accounting Bulletin Topic 1.B.1.

Response: The Company respectfully advises the Staff that the awards referenced in the Staff’s comment are restricted stock unit awards in TEGNA granted to certain executive employees of Cars.com at the beginning of 2016. The total grant date fair value of the award was $410,000 which will be recognized to expense ratably over a four-year period. The Company considered the guidance in SAB Topic 1.B.1 but elected to not push down such expense based on it being immaterial to the financial statements. For the six months ended June 30, 2016, the increase to expense would have been approximately $50,000. This represented less than 0.1% of both the Company’s reported total expense and reported net income for the period.

Note 2 – Summary of significant accounting policies

Income taxes, page F-23

17.	We note your disclosure that no income taxes have been recognized in the historical financial statements. Please tell us what consideration you gave to the guidance in Staff Accounting Bulletin Topic 1.B.1, which indicates that the historical income statements should reflect all costs of doing business, in determining that income taxes should not be included in the separate financial statements of Cars.com LLC.

Response: The Company respectfully advises the Staff that the reorganization and distribution transactions related to the separation and distribution will not change Cars.com, LLC’s historical classification as a partnership for U.S. federal, state and local income tax purposes, and thus, Cars.com, LLC will continue to be treated as a “flow-through” entity. As a flow-through entity, Cars.com, LLC has generally not been subject to income tax and generally will not be subject to income tax in the future. Therefore, we believe the historical Cars.com, LLC financial statements appropriately do not recognize income taxes.

The Company considered the guidance of Staff Accounting Bulletin Topic 1.B.1 and respectfully advises the Staff that it believes the separate historical financial statements of a flow-through limited liability company should not include any provision for income taxes. Question 3 of the Bulletin addresses a fact pattern in which a corporate subsidiary has historically been subject to income taxes and the response discusses the manner in which the corporate subsidiary’s income tax provision should be calculated in the historical financial statements. That fact pattern is in contrast to that of Cars.com, LLC, which has historically been treated as a flow-through entity, will continue to be treated as a flow-through entity in the future, generally has never been subject to income taxes, and generally will not be subject to income tax in the future after the separation and distribution.

However, as part of the reorganization transaction, the financial position and results of operations of Cars.com, LLC will be included in the consolidated financial statements of Cars.com Inc. (the “Registrant”), which was organized as a corporation and which will be treated as such for income tax purposes. Accordingly, the Registrant will be subject to federal and certain state and local income taxes with respect to its share of allocable Cars.com, LLC taxable income and will record a provision for income taxes on its future financial statements. The effect of this reorganization on income taxes will be reflected in the Unaudited Pro Forma Consolidated Financial Information section of the Information Statement, as indicated in note (a) thereto.

18.	We note from your disclosure on page F-14 that TEGNA Inc. acquired the remaining 73% interest of Cars.com LLC that it did not already own in 2014. Please describe to us the members of Cars.com LLC and their respective interests prior to the spin-off. Also indicate in your response the extent to which the members incurred income tax expense on behalf of Cars.com LLC.

Response: Prior to TEGNA’s 2014 acquisition of the remaining 73% of the Company, Cars.com, LLC was owned by five unrelated members: Tribune Company (27.8%), TEGNA (26.9%), McClatchy Interactive West (25.5%), Graham Holdings Company (16.5%) and A.H. Belo (3.3%). The members did not incur any income tax expense on behalf of Cars.com, LLC. Rather, because Cars.com, LLC was and will continue to be treated as a partnership for income tax purposes, each member was required by law to include its allocated portion of Cars.com, LLC taxable income (in addition to other taxable income from the member’s unrelated operating activities and investments) on its own corporate income tax returns and was responsible for paying any tax associated with their allocable share of the Cars.com, LLC taxable income. While 100% of the Cars.com, LLC income was required by law to be reported on the corporate income tax returns of its member owners, we have no knowledge regarding the amount of income tax expense incurred by the members other than TEGNA on their respective portion of the Cars.com, LLC taxable income.

Note 13 – Subsequent events, page F-31

19.	We note that, on August 1, 2016, your parent acquired 100% of DMR Holdings, Inc. (“DealerRater”) and the financial results of DealerRater will be combined into your Cars.com business. Tell us what consideration you have given to Rule 3-05 and Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered Rule 3-05 and Article 11 of Regulation S-X in connection with preparing the financial statements included in the Information Statement. The Company undertook the required analysis measuring for significance using the three tests outlined in Rule 1-02(w) of Regulation S-X. In each of the three significance tests performed, the significance of DealerRater to the Company was less than 5%. As a result, the Company concluded that DealerRater was not “significant” under Rule 1-02(w) of Regulation S-X and therefore the historical financial statements of DealerRater are not required to be included in the Information Statement pursuant to Regulation S-X Rule 3-05, and the pro forma financial information reflecting the acquisition of DealerRater is not required to be included in the Information Statement pursuant to Article 11 of Regulation S-X.

Exhibits

20.	We note that Cars.com intends to enter into financing arrangements prior to or concurrent with the separation. Please tell us whether you intend to file these arrangements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that any financing arrangements that are finalized and executed prior to the effectiveness of the Registration Statement will be filed as exhibits thereto to the extent required by Item 601(b)(10) of Regulation S-K.

*        *         *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Victor Goldfeld
Victor Goldfeld

Enclosures

cc:	Alex Vetter

Chief Executive Officer, Cars.com Inc.

Todd A. Mayman

Executive Vice President, Chief Legal and Administrative Officer, TEGNA Inc.

Igor Kirman

Wachtell, Lipton, Rosen & Katz